Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

AVAILABILITY OF INVESTOR MATERIALS

An Annual General Meeting of Shareholders of Brookfield Renewable Corporation (the “Corporation” or “BEPC”) will be held on Tuesday June 22, 2021 at 9:00 a.m. Eastern Daylight Time (“EDT”) in a virtual meeting format to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, including the external auditor’s report thereon;

2.	elect the board of directors of the Corporation; and

3.	appoint the external auditor of the Corporation and authorize the board of directors of the Corporation to set its remuneration.

We will also consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://web.lumiagm.com/423174868 and entering your user name or control number and password “BEPC2021” (case sensitive). See “Q&A on Voting” in our management information circular dated May 10, 2021 (the “Circular”) for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on May 10, 2021. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular, a form of proxy or voting instruction form, and the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2020 and related management’s discussion and analysis (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bep.brookfield.com/bepc under “Notice and Access 2021” and at www.sedar.com and www.sec.gov/edgar.

If you would like paper copies of any investor materials please contact us at 1-833-236-0278 or enquiries@brookfieldrenewable.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. EDT on June 8, 2021.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, Computershare Investor Services Inc., after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on June 18, 2021 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•	On the Internet at www.investorvote.com;

•	Mail your signed proxy using the business reply envelope accompanying your proxy; or

•	By telephone at 1-866-732-8683 (Toll-free in North America) or 1-312-588-4290 (Direct dial outside North America).

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, Computershare Investor Services Inc. online at www.computershare.com/BEPC by no later than the Proxy Deadline.

By Order of the Board

/s/ Jennifer Mazin

Jennifer Mazin

Managing Partner, General Counsel

Brookfield Renewable Corporation

May 10, 2021

LETTER TO SHAREHOLDERS

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2021 inaugural virtual annual meeting of Brookfield Renewable Corporation (“we,” “our” or the “Corporation”). The annual meeting will occur by webcast at 9:00 a.m. Eastern Daylight Time on Tuesday, June 22, 2021. You can read about the business of the meeting in Part Two of the accompanying Management Information Circular (the “Circular”). The Circular also provides important information on voting your shares at the meeting, our nine (9) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

BACKGROUND AND BENEFITS OF THE CORPORATION

The Corporation’s exchangeable shares are intended to be economically equivalent to Brookfield Renewable Partners L.P. (“BEP”) units through the payment of identical dividends/distributions and the fact that the shares of the Corporation are exchangeable into units of BEP or its cash equivalent at any time. Due to this intended economic equivalence, and the exposure to the same underlying businesses, the interests of the Corporation and BEP are closely aligned.

As a result of this relationship, we strongly encourage shareholders to read the Corporation’s disclosures together with those of BEP.

On July 30, 2020, the Corporation was successfully spun off from BEP. The Corporation was created to provide investors with an alternative way to access BEP’s globally diversified portfolio of high-quality renewable power generation assets. Providing investors with the ability to invest through a corporate structure offered three potential benefits:

•

Expanded investor base – For those investors that are not able to invest in partnership units of BEP, the Corporation provides an opportunity to own a corporate security that is intended to be economically equivalent.

•

Broader index inclusion – As passive index investing grows in popularity, it is increasingly important that the Corporation and BEP be included in the major global indices. While BEP is currently included in the S&P/TSX Composite Index (among others), the Corporation’s shares have been added to several other major indices, most notably the Russell, MSCI and S&P’s Global Clean Energy indices.

•

Tax advantages for some – For U.S. non-corporate investors, our Corporation’s dividends currently are expected to be qualified dividends or tax-free returns of capital for U.S. federal income tax purposes and, subject to certain conditions, are generally expected to be taxable at the preferential rates applicable to long-term capital gains. For Canadian investors, the dividends are currently considered fully eligible dividends. In addition to the foregoing benefits, dividends paid to shareholders of the Corporation are reported for tax purposes as dividends or as returns of capital, as the case may be.

SHAREHOLDER MEETING

Please take the time to read the Circular and determine how you will vote your shares.

The Board wishes to thank you for your continued support and we look forward to meeting with you (virtually) on June 22nd.

Yours truly,

/s/ Jeffrey Blidner

Jeffrey Blidner

Board Chair

Brookfield Renewable Corporation

May 2021

MANAGEMENT INFORMATION CIRCULAR

- i -

TABLE OF CONTENTS

(continued)

Page
APPENDIX A – CHARTER OF THE BOARD	44

APPENDIX B – CHARTER OF THE AUDIT COMMITTEE	47

- ii -

Part One – Voting Information

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Renewable Corporation (“we,” “our” or the “Corporation”) of proxies for the Annual General Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual General Meeting of Shareholders and Availability of Investor Materials dated May 10, 2021 (the “Notice”) to be held in a virtual meeting format only on June 22, 2021 at 9:00 a.m. Eastern Daylight Time (“EDT”). See “Q&A on Voting” on page 3 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bep.brookfield.com/bepc under “Notice and Access 2021”, on our System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at May 10, 2021, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to $ are to U.S. dollars, all references to C$ are to Canadian dollars, all references to € are to Euros and all references to £ are to British Pound Sterling. For comparability, all Canadian dollar, Euro and British Pound Sterling amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2020 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = $0.7464, €1.00 = $1.142 and £1.00 = $1.2838, respectively, unless otherwise indicated.

Use of Certain Terms

Unless the context requires otherwise, when used in this Circular, the terms “BEP”, “BRELP”, “Brookfield”, “Brookfield Asset Management”, “Brookfield Renewable”, “Holding Entities”, “Operating Entities” and “the partnership” shall have the meanings set out below.

•	“BEP” refers to Brookfield Renewable Partners L.P.;

•	“BRELP” refers to Brookfield Renewable Energy L.P.;

•	“Brookfield” refers to Brookfield Asset Management and its subsidiaries (other than Brookfield Renewable);

•	“Brookfield Asset Management” refers to Brookfield Asset Management Inc.;

•	“Brookfield Renewable” refers to BEP and its controlled entities, including BRELP, the Holding Entities, the Operating Entities and the Corporation, individually or collectively, as applicable;

•

“Holding Entities” refers to BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement;

•

“Operating Entities” refers to the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements; and

•	“the partnership” refers, unless the context indicates or requires otherwise, to Brookfield Renewable, excluding the Corporation.

2021 MANAGEMENT INFORMATION CIRCULAR / 1

Who Can Vote

As at May 10, 2021, the Corporation had 172,204,994 class A exchangeable subordinate voting shares (“exchangeable shares”), 165 class B multiple voting shares (“class B shares”) and 189,600,000 class C non-voting shares (“class C shares”) outstanding. The exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BEPC.” The class B shares and class C shares are all held by a subsidiary of BEP (see “Principal Holders of Voting Shares” on page 8 of this Circular for further information). Each registered holder of record of exchangeable shares or class B shares as at the close of business on Monday, May 10, 2021 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of an exchangeable share or a class B share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in our articles or as required by law, holders of class C shares are entitled to notice of, and to attend, any meetings of shareholders of the Corporation, but are not entitled to vote at any such meetings.

The share conditions for the exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the record date for determination of shareholders entitled to vote on any matter and (ii) each holder of class B shares is entitled to cast a number of votes for each class B share held at the record date for determination of shareholders entitled to vote on any matter equal to: (A) the number that is three times the number of exchangeable shares then issued and outstanding divided by (B) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes. Together, Brookfield and the partnership hold an approximate 81.5% voting interest in the Corporation.

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit of BEP (each, a “BEP Unit”). We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of BEP Units and the combined business performance of Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by BEP in its continuous disclosure filings. Copies of BEP’s continuous disclosure filings are available electronically on BEP’s SEDAR profile at www.sedar.com and on BEP’s EDGAR profile at www.sec.gov/edgar.

Notice and Access

The Corporation is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on our website at https://bep.brookfield.com/bepc under “Notice and Access 2021”, in addition to posting it on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The Corporation has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. The Corporation will not directly send the Notice Package to non-registered shareholders. Instead, the Corporation will pay Intermediaries (as defined on page 5 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials and is therefore consistent with our focus on sustainability. Additionally, adopting Notice and Access results in significantly lower printing and mailing costs for the Corporation.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Corporation’s annual financial statements for the fiscal year ended December 31, 2020 and related management’s discussion and analysis will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-833-236-0278 or enquiries@brookfieldrenewable.com in which case

2021 MANAGEMENT INFORMATION CIRCULAR / 2

the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 9:00 a.m. EDT on June 8, 2021 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

The deadline for shareholder proposals for the Corporation’s 2022 annual general meeting of shareholders is March 22, 2022.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Election of the Directors	exchangeable shareholders; class B shareholders	FOR each director nominee

Appointment of the External Auditor and authorizing Directors to set its remuneration	exchangeable shareholders; class B shareholders	FOR the resolution

Who is entitled to vote?

Holders of exchangeable shares at the close of business on Monday, May 10, 2021 are entitled to one vote per share on the items of business as identified above. Holders of class B shares at the close of business on Monday, May 10, 2021 are collectively entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares issued and outstanding on the items of business as identified above. Holders of class C shares are not entitled to vote on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Investor Services Inc. (“Computershare”), after submitting the form of proxy or voting instruction form by visiting http://www.computershare.com/BEPC no later than 5:00 p.m. EDT on June 18, 2021 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”) and providing Computershare with the name and email address of your appointee. Computershare will provide your appointee with a user name which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

2021 MANAGEMENT INFORMATION CIRCULAR / 3

How do I vote?

Shareholders can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the meeting; or

•	during the meeting by online ballot through the live webcast platform.

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder, you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/423174868

Step 2: Follow these instructions:

Registered shareholders: Click “I have a Login” and then enter your 15-digit control number found on your form of proxy and the password “BEPC2021” (case sensitive) and click the “Login” button. You will be able to vote by virtual ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site. If you log in to the meeting and accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in that case, you will be provided with the opportunity to vote by virtual ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only access the meeting as a guest.

Duly appointed proxyholders: Click “I have a Login” and then enter your user name provided to you by Computershare and the password “BEPC2021” (case sensitive) and click the “Login” button. You will be able to vote by virtual ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy prior to the Proxy Deadline, as follows:

•

to vote by Internet: access www.investorvote.com and following the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you.

•	to vote by mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to Computershare Investor Services Inc.:

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

2021 MANAGEMENT INFORMATION CIRCULAR / 4

•

to vote by telephone: call toll-free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will be prompted to provide the 15-digit control number printed on the bottom of the first page of the form of proxy sent to you. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by Computershare. If you vote by telephone or via the Internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy you will need to complete the additional step of registering your proxyholder with Computershare at http://www.computershare.com/BEPC by no later than the Proxy Deadline.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 7 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Connor Teskey (Chief Executive Officer), or in the alternative, Wyatt Hartley (Chief Financial Officer), or in the alternative, Jennifer Mazin (General Counsel) (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 7 of this Circular for instructions on registering your proxy with Computershare. Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to Computershare in the envelope provided to you by mail to Computershare Investor Services Inc.: Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail or appointing a proxyholder.

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Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the Corporation at the address below no later than 5:00 p.m. EDT on Friday, June 18, 2021, or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and attend the virtual meeting, which will automatically revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Renewable Corporation

c/o Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 9 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the Corporation is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The Corporation’s transfer agent, Computershare, counts and tabulates the proxies.

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How do I contact the transfer agent?

For general shareholder enquiries, you can contact Computershare as follows:

Mail	Telephone	Online
Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1	Direct dial outside North America at 514-982-7555 within Canada and the United States toll free at 1-800-564-6253	Email: service@computershare.com Website: www.computershare.com

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

(a)	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder with Computershare at http://www.computershare.com/BEPC no later than the Proxy Deadline and providing Computershare with your name and email address or the name and email address of your appointee. Computershare will provide you or your appointee with a user name which will allow you or your appointee to log in to and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to Computershare. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Investor Services Inc, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

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Step 3: Computershare will provide duly appointed proxyholders with a user name by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at www.computershare.com/BEPC as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a user name, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Principal Holders of Voting Shares

The following table presents information regarding the beneficial ownership of the exchangeable shares by each person or entity that beneficially owns 10% or more of the exchangeable shares. The exchangeable shares held by the principal shareholders do not entitle such shareholders to different voting rights than those of other holders of the exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in the Corporation and holders of class B shares hold a 75% voting interest in the Corporation.

	Exchangeable Shares
Name	Number Owned	Percentage
Brookfield Asset Management Inc.(1)(2)	44,813,835	26.0%

Notes

(1)	Brookfield Asset Management may be deemed the beneficial owner of 44,813,835 exchangeable shares that it holds through wholly owned subsidiaries.
(2)

BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”), is the trustee of a trust established under the laws of Ontario (the “BAM Partnership”) and the sole owner of Class B Limited Voting Shares of Brookfield Asset Management (the “BAM Class B Shares”). The BAM Class B Shares entitle BAM Partners to appoint one half of the board of directors of Brookfield Asset Management. The voting interests in BAM Partners are held as follows: one-third by Jack Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian Kingston, Brian Lawson, Cyrus Madon, Sam Pollock and Sachin Shah. BAM Partners will vote the BAM Class B Shares held by the BAM Partnership with no single individual or entity controlling BAM Partners. Neither the BAM Partnership nor BAM Partners beneficially own any other securities.

The partnership, which itself is controlled by Brookfield, holds all of the issued and outstanding class B shares, having a 75% voting interest in the Corporation, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in the Corporation after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and the partnership hold an approximate 81.5% voting interest in the Corporation.

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

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Part Two – Business of the Meeting

We will address three items at the meeting:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, including the external auditor’s report thereon;

2.	elect directors who will serve until the end of the next annual meeting of shareholders or until their successors are elected or appointed; and

3.	appoint the external auditor who will serve until the end of the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1. Receiving the Consolidated Financial Statements

The Corporation’s consolidated financial statements for the fiscal year ended December 31, 2020 and related management’s discussion and analysis (the “Annual Financial Statements and MD&A”) are available on the Corporation’s website https://bep.brookfield.com/bepc, under “Notice and Access 2021”, on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The Annual Financial Statements and MD&A are also being mailed to registered and non-registered shareholders of the Corporation who have contacted the Corporation to request paper copies of such documents. Shareholders who have signed up for electronic delivery of the Annual Financial Statements and MD&A will receive these documents by email.

2. Election of Directors

The board of directors of the Corporation (the “Board”) is comprised of nine members, all of whom are to be elected at the meeting. The Board mirrors the board of directors of the general partner of BEP, except that Eleazar de Carvalho Filho is the non-overlapping director of the Board who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. If you own exchangeable shares or class B shares, you can vote on the election of all nine directors. The following persons are proposed as nominees for election:

• Jeffrey Blidner	• Scott Cutler	• Eleazar de Carvalho Filho	• Nancy Dorn

• David Mann	• Lou Maroun	• Sachin Shah	• Stephen Westwell

• Patricia Zuccotti

The appointment of the directors must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

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Voting by Proxy

The management representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Two of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the nine director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the Corporation to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

Jeffrey Blidner, Eleazar de Carvalho Filho, Nancy Dorn, David Mann, Lou Maroun, Stephen Westwell and Patricia Zuccotti were all appointed to the Board prior to the completion of the special distribution of exchangeable shares on July 30, 2020 (the “special distribution”) (Jeffrey Blidner and Eleazar de Carvalho Filho on June 26, 2020, and Nancy Dorn, David Mann, Lou Maroun, Stephen Westwell and Patricia Zuccotti on July 16, 2020). Scott Cutler was appointed to the Board on November 4, 2020 and Sachin Shah was appointed to the Board on February 4, 2021.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director nominee’s biography contains information about the director nominee, including his or her background and experience, holdings of exchangeable shares and other public company board positions held, as at May 10, 2021. See “Director Share Ownership Requirements” in Part Three of this Circular for further information on director share ownership requirements.

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The following nine individuals are nominated for election as directors of the Corporation:

Jeffrey Blidner(a)(d)(g) Age: 73 Director Since: 2020 Director of the general partner of BEP since 2011 (Affiliated and Management)

Mr. Blidner has served as the Chair of the Board since the completion of the special distribution. Mr. Blidner is Vice Chair of Brookfield Asset Management. Mr. Blidner is Chairman of the general partner of BEP and Chairman of the general partner of Brookfield Business Partners L.P. (“BBU”). He also serves as a Director of Brookfield Asset Management, the general partner of Brookfield Infrastructure Partners L.P. (“BIP”), the general partner of Brookfield Property Partners L.P. (“BPY”), Brookfield Infrastructure Corporation and Brookfield Property REIT Inc. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.

	Board/Committee Membership	Public Board Membership During Last Five Years
Board

Brookfield Renewable Corporation

Brookfield Infrastructure Corporation

Brookfield Property REIT Inc.

Brookfield Business Partners L.P.
Brookfield Asset Management Inc.

Brookfield Property Partners L.P.
Brookfield Renewable Partners L.P.

Brookfield Infrastructure Partners L.P.

Rouse Properties, Inc.

2020 – Present 2020 – Present 2018 – Present 2016 – Present 2013 – Present 2013 – Present 2011 – Present 2008 – Present 2012 – 2016
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	—	—	—

Scott Cutler(a) Age: 51 Director Since: 2020 Director of the general partner of BEP since 2020 (Independent)(b)

Mr. Cutler has been a director of the Corporation since November 4, 2020 and is also a director of the general partner of BEP. Mr. Cutler is the Chief Executive Officer of StockX, a leading e-commerce company. Prior to joining StockX, Mr. Cutler served as Senior Vice President of the Americas at eBay, Inc. (2017-2019) and he served as President of StubHub (2015-2017). Before joining StubHub, Mr. Cutler spent nine years as Executive Vice President at the New York Stock Exchange. He also serves on the board of Vibrant Emotional Health, and is a trustee on the National Advisory Committee for Brigham Young University. Before joining the board of the general partner of BEP, Mr. Cutler served on the board of the general partner of BPY. Mr. Cutler holds a Bachelor of Science in economics from Brigham Young University and a Juris Doctor from the University of California, Hastings College of Law.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board	Brookfield Renewable Corporation Brookfield Renewable Partners L.P. Brookfield Property Partners L.P.	2020 – Present 2020 – Present 2019 – 2020
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	—	6,714	6,714

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Eleazar de Carvalho Filho(a)(f) Age: 63 Director Since: 2020 Director of the general partner of BEP from 2011-2020 (Independent)(b)

Mr. de Carvalho Filho has been a director of the Corporation since the completion of the special distribution and is a former director of the general partner of BEP, serving from 2011 until shortly before completion of the special distribution of exchangeable shares on July 30, 2020. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently Chairman of Oi S.A. He also serves on the board of directors of TechnipFMC plc and Companhia Brasileira de Distribuicão (Grupo Pão de Açúcar and its affiliate, Cnova N.V.). Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Audit Committee(c)	Brookfield Renewable Corporation Oi S.A. Cnova N.V. Grupo Pão de Açúcar TechnipFMC plc Brookfield Renewable Partners L.P.	2020 – Present 2018 – Present 2014 – Present 2012 – Present 2010 – Present 2011 – 2020
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	10,000	10,000	20,000

Nancy Dorn(a) Age: 62 Director Since: 2020 Director of the general partner of BEP since 2019 (Independent)(b)

Ms. Dorn has been a director of the Corporation since the completion of the special distribution and is also a director of the general partner of BEP. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn also serves on the Board of Governors of the Argonne National Laboratory and on the Saint Simons Island Land Trust in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Nominating and Governance Committee	Brookfield Renewable Corporation Brookfield Renewable Partners L.P.	2020 – Present 2019 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	1,576	1,568	3,144

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David Mann(a) Age: 81 Director Since: 2020 Director of the general partner of BEP since 2011 (Independent)(b)

Mr. Mann has been the lead independent director of the Corporation since the completion of the special distribution and is also the lead independent director of the general partner of BEP. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. Mr. Mann holds a Bachelor of Commerce and an LL.B from Dalhousie University and an LL.M from the University of London.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board (Lead Independent Director) Audit Committee(c) Nominating and Governance Committee (Chair)	Brookfield Renewable Corporation Brookfield Renewable Partners L.P. Allbanc Split Corp. II Acadian Timber Corp NewGrowth Corp. Logistec Corporation	2020 – Present 2011 – Present 2006 – 2021 2010 – 2018 2006 – 2019 2002 – 2018
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	6,750	27,000	33,750

Lou Maroun(a) Age: 70 Director Since: 2020 Director of the general partner of BEP since 2011 (Independent)(b)

Mr. Maroun has been a director of the Corporation since the completion of the special distribution and is also a director of the general partner of BEP. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of BPY where he is a member of the Audit Committee and the Chair of the Nominating and Governance Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Nominating and Governance Committee	Brookfield Renewable Corporation Brookfield Property REIT Inc. Summit II REIT Brookfield Renewable Partners L.P. Brookfield Property Partners L.P.	2020 – Present 2018 – Present 2012 – Present 2011 – Present 2011 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	5,625	22,500	28,125

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Sachin Shah(a)(d)(g) Age: 44 Director Since: 2021 Director of the general partner of BEP since 2021 (Affiliated and Management)

Mr. Shah has been a director of the Corporation since February 4, 2021 and is also a director of BEP. He is a Managing Partner and the Chief Investment Officer (“CIO”) of Brookfield and a Vice Chair of Brookfield Renewable. As CIO, he is actively involved in investment decisions made by Brookfield and oversees its growth into new lines of business. As Vice Chair of Brookfield Renewable he supports business development initiatives for the renewables business. In addition to serving as a director of BEP’s general partner, Mr. Shah is a director of American Equity Investment Life Holding Co. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA). Mr. Shah is not considered an independent director because of his role at Brookfield.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board	Brookfield Renewable Corporation Brookfield Renewable Partners L.P. American Equity Investment Life Holding Co. TerraForm Power, Inc.	2021 – Present 2021 – Present 2020 – Present 2017 – 2020
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	3,060	12,240	15,300

Stephen Westwell(a) Age: 62 Director Since: 2020 Director of the general partner of BEP since 2019 (Independent)(b)

Mr. Westwell has been a director of the Corporation since the completion of the special distribution and is also a director of the general partner of BEP. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015—2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is currently the lead independent director, member of the Audit Committee and the Safety, Social and Ethics Committee and Chairman of the Capital Investment Committee of Sasol Pty Limited, a global oil and chemical company. He is also a Director and Chairman of the Audit Committee of Control Risks Pty Ltd., a specialist global risk consultancy. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Audit Committee(c)	Brookfield Renewable Corporation Brookfield Renewable Partners L.P. Sasol Pty Limited	2020 – Present 2019 – Present 2012 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	—	—	—

2021 MANAGEMENT INFORMATION CIRCULAR / 14

Patricia Zuccotti(a) Age: 73 Director Since: 2020 Director of the general partner of BEP since 2011 (Independent)(b)

Ms. Zuccotti has been a director of the Corporation since July 16, 2020 and is also a director of the general partner of BEP. Ms. Zuccotti was formerly Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a director of the general partner of BBU where she is the Chair of the Audit Committee. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Audit Committee (Chair)(c)	Brookfield Renewable Corporation Brookfield Business Partners L.P. Brookfield Renewable Partners L.P.	2020 – Present 2016 – Present 2011 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)
	3,341	13,365	16,706

Notes:

(a)

Jeffrey Blidner and Sachin Shah principally live in Ontario, Canada. David Mann principally lives in Nova Scotia, Canada. Scott Cutler principally lives in Utah, United States. Nancy Dorn principally lives in Georgia, United States. Patricia Zuccotti principally lives in Washington, United States. Eleazar de Carvalho Filho principally lives in Sao Paulo, Brazil. Lou Maroun principally lives in Warwick, Bermuda. Stephen Westwell principally lives in London, United Kingdom.

(b)

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices. Mr. de Carvalho Filho is the non-overlapping board member of the Corporation who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with BEP. Mr. de Carvalho Filho served on the board of directors of the general partner of BEP since November 2011 and resigned from such board of directors shortly before the completion of the special distribution. Until July 30, 2021, if the Corporation considers a related party transaction in which Brookfield Renewable is an interested party within the meaning of Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions (“MI 61-101”), Mr. de Carvalho Filho will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.

(c)

Patricia Zuccotti is the chair of the Audit Committee and is our audit committee financial expert. The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(d)

“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (A) been an officer of or employed by the Corporation or any of its affiliates, (B) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (C) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(e)

The Corporation requires its directors who are not affiliated with Brookfield to hold sufficient exchangeable shares and/or BEP Units such that the acquisition costs of exchangeable shares or BEP Units held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of the Corporation or the general partner of BEP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirements”). Directors are required to meet this requirement within five years of their date of appointment. As of the date of this Circular, all of the Corporation’s directors are in compliance with the Director Share Ownership Requirements. For more information, see “Director Share Ownership Requirements” in Part Three of this Circular.

(f)

In January 2018, after serving as a strategic advisor to certain bondholders, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a telecommunications company in Brazil under bankruptcy protection. In September 2018, Mr. de Carvalho Filho was elected to the board of directors of Oi S.A. for a two-year term and was elected Chairman. Mr. de Carvalho Filho was re-elected as a director and Chairman of Oi S.A. in October 2020. As of the date of this Circular, Oi S.A. remains under bankruptcy protection. Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A. entered bankruptcy protection.

(g)	“Management” refers to a director nominee who is a current member of management of Brookfield.

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Summary of 2021 Nominees for Director

The following summarizes the qualifications of the 2021 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:

• High personal and professional integrity and ethics	• A commitment to sustainability and social issues

• A proven record of success	• An inquisitive and objective perspective

• Experience relevant to the Company’s global activities	• An appreciation of the value of good corporate governance

The Board is comprised of nine directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Corporate Strategy and Business Development	Mergers, Acquisitions and Divestures	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Environmental, Social and Governance Matters	Industry Experience
Jeffrey Blidner	✓	✓		✓	✓	✓	infrastructure, power, private equity, property

Scott Cutler	✓	✓	✓	✓	✓	✓	technology, finance

Eleazar de Carvalho Filho	✓	✓	✓	✓		✓	banking, energy, telecommunications, infrastructure

Nancy Dorn	✓		✓	✓	✓	✓	government and regulatory, manufacturing, infrastructure, power

David Mann	✓	✓	✓	✓	✓	✓	infrastructure, power

Lou Maroun	✓	✓	✓	✓	✓	✓	real estate, infrastructure,

Sachin Shah	✓	✓	✓	✓		✓	infrastructure, power, private equity, property

Stephen Westwell	✓	✓	✓	✓	✓	✓	energy, government and regulatory, security, power

Patricia Zuccotti	✓	✓	✓	✓		✓	private equity, risk management, accounting

2020 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2020. All director nominees standing for re-election, with the exception of Sachin Shah who was appointed to the Board on February 4, 2021 and Scott Cutler who was appointed to the Board on November 4, 2020, attended each Board meeting in 2020. The Board and the Audit Committee meet in camera without management present at all meetings, including those held by teleconference.

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Directors(a)	Independent	All		Board	Audit Committee	Nominating and Governance Committee
Jeffrey Blidner	no	2 of 2	100%	2 of 2	—	—
Scott Cutler(b)	yes	—	—	—	—	—
Eleazar de Carvalho Filho	yes	4 of 4	100%	2 of 2	2 of 2	—
Nancy Dorn	yes	4 of 4	100%	2 of 2	—	2 of 2
David Mann	yes	6 of 6	100%	2 of 2	2 of 2	2 of 2
Lou Maroun	yes	4 of 4	100%	2 of 2	—	2 of 2
Stephen Westwell	yes	4 of 4	100%	2 of 2	2 of 2	—
Patricia Zuccotti	yes	4 of 4	100%	2 of 2	2 of 2	—

Notes

(a)	Sachin Shah was appointed to the Board on February 4, 2021 and accordingly did not attend any Board meetings in 2020 as a director of the Board.
(b)	Scott Cutler was appointed to the Board on November 4, 2020 and no Board meetings were held in 2020 after such date.

3. Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Ernst & Young LLP (“EY”) as the external auditor of the Corporation. EY is the principal external auditor of the Corporation. EY has served as the external auditor of the Corporation since 2020. The appointment of the external auditor must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing EY, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2020 by EY amounted to approximately $14.5 million, the entire amount representing audit fees, audit-related fees and tax fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, EY also provides consultative and other non-audit services to the Corporation, its subsidiaries and affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for, among other things, bookkeeping, the preparation of financial information, financial information system design and implementation assignments.

2021 MANAGEMENT INFORMATION CIRCULAR / 17

The following table sets forth further information on the fees billed by EY to the Corporation for the fiscal years ended December 31, 2020 and December 31, 2019.

$ thousands	2020	2019
Audit fees	14,108	—
Audit-related fees	275	—
Tax fees	133	—
Total fees	14,516	—

Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. These fees also include fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.

Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions, U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) readiness activities, our annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Annual Report on Form 20-F”) and other securities related matters. Audit-related fees also include other services.

Tax fees include professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.

The Audit Committee has received representations from EY regarding its independence and has considered the relations described above in arriving at its determination that EY is independent of the Corporation in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

2021 MANAGEMENT INFORMATION CIRCULAR / 18

Part Three – Statement of Corporate Governance Practices

Overview

The Corporation’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the Sarbanes-Oxley Act, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to board action and the powers delegated to the Board committees, mirror the practices of the partnership and are governed by the Corporation’s articles and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Corporation except as required by applicable law or the Corporation’s articles. The following is a summary of certain provisions of the Corporation’s articles and policies that affect the Corporation’s governance.

Board of Directors

The Board is currently comprised of nine directors. The Board may consist of between three and eleven directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the Corporation and subject to the Corporation’s articles. At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. The Board mirrors the board of directors of the general partner of BEP, except that there is one additional non-overlapping member of the Board who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. Eleazar de Carvalho Filho currently serves as the non-overlapping member of the Board.

Election and Removal of Directors

The Board is elected by the holders of exchangeable shares and class B shares of the Corporation and each of the Corporation’s current directors will serve until the close of the next annual meeting of shareholders of the Corporation or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled and additional directors may be added by a resolution of the shareholders of the Corporation or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the Corporation. A director will be automatically removed from the Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. The partnership, through its ownership of class B shares, has a 75% voting interest in the Corporation and is able to control the election and removal of directors serving on the Board. See Item 3.D “Risk Factors—Risks Relating to BEPC’s Relationship with Brookfield and the Partnership—Brookfield exercises substantial influence over our group and it is highly dependent on the Service Providers” in our Annual Report on Form 20-F.

Term Limits and Board Renewal

The Nominating and Governance Committee (as defined below) reviews and assesses the qualifications of candidates to join the Board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, we also believe that periodically adding new voices to the Board can help us adapt to a changing business environment.

As such, the Nominating and Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the

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Board (see the “Nominating and Governance Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board).

Board Diversity Policy

The Corporation has a board diversity policy. The diversity policy is informed by Brookfield Renewable’s deep roots in many global jurisdictions and the belief that the Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in additional to geographic and gender diversity.

All Board appointments are based solely on merit, having due regard for the benefits of diversity so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the Board. We appreciate the benefits of leveraging a range of diverse talents and perspectives and we are committed to pursuing the spirit and letter of the diversity policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives.

Currently, two of the Corporation’s directors are women. Both qualify as independent and are standing for re-election. Therefore, if all of the director nominees are elected at the meeting, there will be two women on the Board, or approximately 29% of the independent directors on the Board and approximately 22% of the entire Board. The diversity policy does not set any formal targets on diversity, including gender diversity, for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through two standing committees: the Audit Committee and the Nominating and Governance Committee (each a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bep.brookfield.com/bepc under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular and the Audit Committee charter is also attached as Appendix B to this Circular.

The Board is responsible for:

•

Supervising the affiliates of Brookfield who are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement among the Corporation, BEP, the Service Providers, BRELP and others, as amended from time to time (the “Master Services Agreement”);

•	Capitalizing and financing the Corporation’s interest in the Operating Entities that it controls; and

•	Overseeing the activities of the Corporation.

Meetings of the Board

The Board holds at least four scheduled meetings a year, all chaired by the Chair of the Board, or in the absence of the Chair, such other directors as nominated by the directors who are in attendance. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with a representative of the Service Providers. Materials are distributed to directors in advance of meetings so that they have sufficient time to review and consider them.

The Board meets at least quarterly to review and approve the Corporation’s quarterly earnings and consider dividend payments and review specific items of business, including transactions and strategic initiatives. Meeting frequency

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may change depending on the opportunities or risks faced by the Corporation. The Board holds additional meetings as necessary to consider special business.

In 2020, there were two regularly scheduled Board meetings. Four regular meetings are scheduled for 2021. The special distribution was not completed until July 30, 2020 and thus there were fewer Board meetings in 2020 than would otherwise be held during a full calendar year.

Meetings of Independent Directors

At all quarterly meetings, the independent directors meet in camera without the presence of management and the directors that are not independent.

There were two meetings of independent directors during 2020. The special distribution was not completed until July 30, 2020 and thus there were fewer meetings of independent directors in 2020 than would otherwise be held during a full calendar year.

Independent Directors

At least three directors and at least a majority of the directors holding office must be independent of BEP’s general partner and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. In addition, the Corporation must have one director that does not overlap with the board of directors of the general partner of BEP. The Corporation obtains information from its directors annually to assess and determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Nominating and Governance Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

The Chair of the Board is Jeffrey Blidner, who is not an independent director. However, each of the Committees is fully comprised of independent directors and the Board has a lead independent director, David Mann. In addition, special committees of independent directors may be formed from time to time to review particular matters or transactions. The Board encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices— Transactions Requiring Approval by Independent Directors” and See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors—Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in the Corporation’s Annual Report on Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent(a)	Affiliated(b)	Management(c)	Reason for Affiliated or Management Status
Jeffrey Blidner		✓	✓	Mr. Blidner is a Vice Chair of Brookfield Asset Management

Scott Cutler	✓

Eleazar de Carvalho Filho	✓

Nancy Dorn	✓

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David Mann	✓

Lou Maroun	✓

Sachin Shah		✓	✓	Mr. Shah is Chief Investment Officer of Brookfield Asset Management

Stephen Westwell	✓

Patricia Zuccotti	✓

Notes

(a)

“Independent” refers to the Board’s determination, based on the recommendation of the Nominating and Governance Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

(b)

“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(c)	“Management” refers to a director nominee who is a current member of management of Brookfield Asset Management.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the Corporation and, other than for the non-overlapping director, the general partner of BEP:

•	Jeffrey Blidner: Brookfield Asset Management, Brookfield Infrastructure Corporation, Brookfield Property REIT Inc. and the general partner of each of BPY, BBU and BIP.

•	Eleazar de Carvalho Filho: TechnipFMC plc, Grupo Pão de Açúcar, Cnova N.V. and Oi S.A.

•	Stephen Westwell: Sasol Pty Limited.

•	Lou Maroun: Summit II REIT, Brookfield Property REIT Inc. and the general partner of BPY.

•	Sachin Shah: American Equity Investment Life Holding Co.

•	Patricia Zuccotti: the general partner of BBU.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out the Corporation’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bep.brookfield.com/bepc under “Corporate Governance.”

Director Share Ownership Requirements

The Charter of Expectations outlines the share ownership requirements the Corporation places on its directors who are not affiliated with Brookfield. The Corporation believes that such directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation’s directors are expected to hold

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sufficient exchangeable shares and/or BEP Units such that the acquisition costs of the exchangeable shares and/or BEP Units held by such directors is equal to at least two times their annual retainer, as determined by the Board from time to time. The independent directors of the Corporation are expected to meet this requirement within five years of their date of appointment. As of the date of this Circular, all of the Corporation’s independent directors are in compliance with the Director Share Ownership Requirements.

Director Orientation and Education

New directors of the Corporation are provided with comprehensive information about the Corporation and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. Directors also participate in continuing education measures, as discussed below.

The Board receives annual operating plans for each of its strategic business units and more detailed presentations on particular strategies. The directors are also invited to participate in guided tours of the Corporation’s various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of the Corporation and its affiliates. Directors are regularly briefed on matters that will assist them to better understand industry-related issues such as accounting rule changes, transactional activity, capital market trends and initiatives, significant regulatory developments, as well as trends in corporate governance.

Committees of the Board

The Board believes that its committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has two standing committees:

•	Audit Committee; and

•	Nominating and Governance Committee.

The responsibilities of these Committees are each set out in written charters, which are reviewed annually by each Committee before they are then reviewed and approved by the Board. The charter of each Committee can be found on the Corporation’s website, https://bep.brookfield.com/bepc under “Corporate Governance” and the Audit Committee charter is also attached as Appendix B to this Circular. It is the Board’s policy that the Audit Committee and the Nominating and Governance Committee must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. The Corporation does not have a compensation committee as compensation is determined by Brookfield, as employer of the personnel who carry out the management and activities of our renewable power business per the terms of the Master Services Agreement. The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide Brookfield Renewable with management services under the Master Services Agreement. For more information on how compensation is decided, see “Executive Overview” in Part Five of this Circular and for more information on the Management Services Agreement, see “Related Party Transactions—Management Contracts” in Part Six of this Circular. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Board is required to maintain at all times an audit committee (the “Audit Committee”) that operates pursuant to a written charter. The Audit Committee is required to consist solely of independent directors and each member must be financially literate and at least one member must be designated as an audit committee financial expert. Collectively, the Corporation’s Audit Committee has the education and experience to fulfill the responsibilities outlined in its

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charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information in Part Two of this Circular. The Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Audit Committee is responsible for assisting and advising the Board with matters relating to:

•	The Corporation’s accounting and financial reporting processes;

•	The integrity and audits of the Corporation’s financial statements;

•	The Corporation’s compliance with legal and regulatory requirements; and

•	The qualifications, performance and independence of the Corporation’s independent accountants.

The Audit Committee is also responsible for engaging the Corporation’s independent accountants, reviewing the plans and results of each audit engagement with independent accountants, approving professional services provided by the Corporation’s independent accountants, considering the range of audit and non-audit fees charged by the Corporation’s independent accountants and reviewing the adequacy of the Corporation’s internal accounting controls.

As of the date of this Circular, the Audit Committee was comprised of the following four directors: Patricia Zuccotti (Chair), Eleazar de Carvalho Filho, David Mann and Stephen Westwell, all of whom are independent directors.

The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board has determined that all of these directors are independent for Audit Committee service and are financially literate and that Patricia Zuccotti is the designated audit committee financial expert.

See “BEPC Audit Committee” in our Annual Report on Form 20-F for further information on the Audit Committee. The Audit Committee charter is attached as Appendix B to this Circular.

Nominating and Governance Committee

The Board is required to establish and maintain at all times a nominating and governance committee (the “Nominating and Governance Committee”) that operates pursuant to a written charter. The Nominating and Governance Committee is required to consist of entirely independent directors.

The Nominating and Governance Committee is responsible for recommending the appointment by the Board of a person to the office of director and for recommending a slate of nominees for election as directors by shareholders. The Nominating and Governance Committee is also responsible for assisting and advising the Board with respect to matters relating to the general operation of the Board, governance and the performance of the Board, individual directors and the Service Providers. The Nominating and Governance Committee must also assess the size and composition of the Board and its committees and review the effectiveness of the Board’s relations with the Service Providers. The Nominating and Governance Committee annually reviews the performance of the Board and its committees and the individual contribution of directors through a self-survey.

In coordination with BEP, the Nominating and Governance Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

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As the partnership holds 75% of the votes to elect the directors of the Corporation, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors, including the need for the Board as a whole to have diverse perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or the Corporation are assessed to ensure the Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the Board. The Nominating and Governance Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Chair of the Board is not independent.

As of the date of this Circular, the Nominating and Governance Committee was comprised of the following directors: David Mann (Chair), Lou Maroun and Nancy Dorn and as such, the Nominating and Governance Committee consisted solely of independent directors.

See “BEPC Nominating and Governance Committee” on pages 126-127 of our Annual Report on Form 20-F for further information on the Nominating and Governance Committee.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of its committees and individual directors as well as of the Board as a whole. Each year, a survey is sent to directors regarding the effectiveness of the Board and the Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the Board as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the Board also holds private interviews with each director annually to discuss the operations of the Board and the Committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has not developed written position descriptions for the Chair of the Board or the chairperson of any of the Committees. However, each chairperson takes responsibility for ensuring the Board or Committee, as applicable, addresses the matters within its written charter.

The Board has not developed a written position description for any members of our core senior management team. Similar to BEP, the services of the Corporation’s core senior management team are provided by the Service Providers pursuant to the Master Services Agreement. For more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular.

Management Diversity

The Corporation is externally managed by the Service Providers, and accordingly, the Corporation does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Providers appreciate the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 50% of the Corporation’s executive management team are women.

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Environmental, Social and Governance Management

Brookfield Renewable is an owner and operator of a diversified portfolio of high-quality assets that produce electricity from renewable resources. The assets that Brookfield Renewable invests in are long term in nature and affect the lives of thousands of employees, their families and the communities in which Brookfield Renewable operates. Brookfield Renewable believes that strong environmental, social and governance (“ESG”), practices benefit the environment, their employees, stakeholders, and investors while also significantly boosting the potential for improving profitability, mitigating risk, and creating opportunities for growth. Accordingly, ESG management is a key consideration in the way Brookfield Renewable conducts its business.

Brookfield Renewable’s goal is to be responsible stewards of its resources and a good corporate citizen. Brookfield Renewable s long-term owner-operator approach to business means that in many cases, Brookfield Renewable is well positioned to be a positive influence and take active measures to implement effective ESG programs. Brookfield Renewable has adopted written environmental policies that include frameworks for oversight, compliance, audits and best practices both within the operations of the Operating Entities and the global Brookfield group. Brookfield Renewable maintains a Health, Safety, Security and Environmental (“HSS&E”) Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each operating business, and requires all employees, contractors, agents and others involved in their operations to comply with Brookfield Renewable’s established HSS&E practices. Brookfield Renewable also empowers its employees to detect and address safety issues through industry leading health and safety training and Brookfield Renewable’s safe work observation program, which encourages employees to identify and report safety concerns or incidents.

Brookfield Renewable maintains high governance standards across its organization, key elements of which include Brookfield Renewable’s code of conduct, anti-bribery and corruption policy, a whistleblower hotline, and supporting controls and procedures. Brookfield Renewable’s governance standards are designed to meet or exceed the requirements in any jurisdiction in which it operates. Brookfield Renewable’s efforts to build a responsible business are underpinned by Brookfield Renewable’s ESG practices and its commitment to ethical conduct.

Brookfield Renewable recognizes that it is important to effectively communicate its ESG initiatives to its investors, because it increasingly influences their decisions. As such, Brookfield Renewable has published its second annual ESG report in early 2021 in order to continue to enhance its transparency surrounding how it embeds environmental, social and governance principles into its operations.

Brookfield Renewable’s assets are predominantly hydroelectric and represent one of the most environmentally preferred forms of power generation. Brookfield Renewable may benefit from future environmental regulations under consideration to encourage the use of clean energy technologies and regulate emissions of greenhouse gases to address climate change.

Brookfield Renewable continues to conduct an inventory of its scope 1 and 2 greenhouse gas emissions measurement for Brookfield Renewable’s global businesses. In 2019, Brookfield Renewable also began measuring its scope 3 emissions, which include air travel.

Brookfield Renewable is committed to developing its people and investing in them by creating opportunities across Brookfield Renewable’s business. As part of Brookfield Renewable’s commitment to its employees, it focuses on diversity, competitive wages and inclusive hiring practices.

Brookfield Renewable is an active contributor in the communities where it conducts business through philanthropic initiatives, but more importantly, through Brookfield Renewable’s approach to ESG factors that impact it. Brookfield Renewable seeks to have transparent and well-established relationships with local stakeholder groups and the communities in which Brookfield Renewable operates, which it believes is a key element of successfully operating and developing renewable power facilities. Brookfield Renewable consults and works proactively with local stakeholders and communities potentially affected by the operations of its Operating Entities to ensure that its interests, safety and well-being are appropriately integrated into Brookfield Renewable’s decision making. Brookfield

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Renewable also seeks to empower employees to participate in and use its resources to give back to communities in which Brookfield Renewable operates.

Brookfield Renewable considers ESG factors throughout the investment process. During due diligence, Brookfield Renewable utilizes its operating and underwriting expertise to identify ESG factors in acquisition targets and uncover opportunities to add value by mitigating risk and capitalizing on opportunities post-investment and incorporate these into the potential return analysis. Factors considered include bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvements. After acquiring or investing in an asset, Brookfield Renewable’s investment teams create a tailored integration plan that, among other things, includes material ESG-related priorities and seeks to actively manage ESG risks and opportunities.

Brookfield Renewable is proud of the commitment it has made to ESG management. The initiatives Brookfield Renewable undertakes and the investments it makes in building its business are guided by Brookfield Renewable’s core set of values around sustainable development and ESG, as it creates a culture and organization that it believes can be successful today and in the future.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics, (the “code”), a copy of which has been filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar and may also be found on the Corporation’s website, https://bep.brookfield.com/bepc under “Corporate Governance”. The code provides guidelines to ensure that all employees, including our directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by Navex, an independent third party. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the Board of such reports.

The Board promotes the highest ethical business conduct. The Board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.

Personal Trading Policy

Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including the Corporation. The Brookfield Trading Policy sets forth basic guidelines for trading in the securities of Brookfield, the partnership and the Corporation and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and the Corporation. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. The Corporation has adopted a personal trading policy substantially similar to the Brookfield Trading Policy that applies to its directors and officers and the officers and directors of its subsidiaries.

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Part Four – Director Compensation and Equity Ownership

Director Compensation

Except for the non-overlapping director, the directors of the Corporation also serve as directors of the general partner of BEP. Overlapping independent directors receive an annual retainer of $140,000 (effective as of the third quarter of 2020; $125,000 prior thereto) for serving on the board of the general partner of BEP and the Board and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2020, each of the overlapping independent directors received $132,500 for their service on the board of directors and committees of BEP and the Corporation, and reimbursement of expenses incurred in attending meetings (other than Mr. Cutler who joined the board of directors of each of the Corporation and the general partner of BEP on November 4, 2020 and received $35,000 for the year). The increase in the annual retainer was intended to, among other things, reflect the additional responsibilities that both the overlapping director and the non-overlapping directors have assumed in respect of BEPC. The chair of the audit committee of the general partner of BEP and the Corporation receives an additional $20,000 per year, the chair of the nominating and governance committee of the general partner of BEP and the Corporation receives an additional $10,000 per year and the lead independent director of the general partner of BEP and the Corporation receives an additional $10,000 per year for serving in such positions. Directors who are not independent due to their employment with Brookfield receive no compensation for their services on the Board or the board of the general partner of BEP.

The non-overlapping director who does not serve as a director of the general partner of BEP receives an annual retainer of $140,000 for his or her service on the Board and/or Committees and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2020, the non-overlapping director received $132,500 for his service on the Board, and reimbursement of expenses incurred in attending meetings.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors of the Corporation, and except for the non-overlapping director, as directors of the general partner of BEP, during the year ended December 31, 2020. The directors are paid quarterly in U.S. dollars.

	Director Compensation Table
Name and Board Positions(c)	Fees Earned in Cash ($)	Share and option- based awards ($)	All other compensation ($)	Compensation Total ($)
Jeffrey Blidner Chair of the Board	—	—	—	—

Scott Cutler(a)	35,000	—	—	35,000

Eleazar de Carvalho Filho(b) Member of the Audit Committee	132,500	—	—	132,500

Nancy Dorn Member of the Nominating and Governance Committee	132,500	—	—	132,500

David Mann Member of the Audit Committee, Chair of the Nominating and Governance Committee and Lead Independent Director	152,500	—	—	152,500

Lou Maroun Member of the Nominating and Governance Committee	132,500	—	—	132,500

Stephen Westwell Member of the Audit Committee	132,500	—	—	132,500

Patricia Zuccotti Chair of the Audit Committee	152,500	—	—	152,500

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Notes

(a)	Mr. Cutler was appointed to the Board on November 4, 2020.
(b)	Mr. de Carvalho Filho serves as the non-overlapping director on the Board.
(c)

Ms. Mazin, Mr. Hartley and Mr. Christie were interim directors of the Corporation and resigned from the Board on July 26, 2020 and did not receive any compensation in their capacity as directors of the Corporation. Mr. Shah was not a director of the Corporation in 2020 and accordingly did not receive any compensation as a director of the Corporation in 2020. For Mr. Shah, Mr. Hartley and Ms. Mazin’s compensation as NEOs, see Part Five “Report on Executive Compensation—Summary of Compensation” of this Circular.

In coordination with BEP, the Nominating and Governance Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

No director compensation in 2020 was paid in the form of option-based awards or share-based awards. All director compensation is paid in the form of the annual cash retainers described above. None of the directors of the Corporation hold any share or option-based awards in the Corporation or BEP.

Equity Ownership of Directors

The Board believes that its directors can better represent the Corporation’s shareholders if they have an alignment of economic interest. Accordingly, independent directors are required to hold sufficient exchangeable shares of the Corporation or BEP Units such that the acquisition cost of exchangeable shares and/or BEP Units held by such director, in the aggregate, is equal to at least two times their aggregate annual retainer for serving as a director of the Corporation or the general partner of BEP, as applicable, as determined by the Board from time to time. An independent director must achieve this minimum ownership requirement within five years of joining the Board.

All of the Corporation’s independent directors are in compliance with the ownership requirement.

The current directors of the Corporation together beneficially own less than 1% of the exchangeable shares.

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Part Five – Report on Executive Compensation

Executive Overview

The Corporation, like BEP, is externally managed by the Service Providers. The Corporation’s NEOs are employees of the Service Providers and comprise the core senior management team of the Service Providers dedicated to BEP and the Corporation. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Providers, BEP pays an annual base management fee to the Service Providers of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of Brookfield Renewable exceeds an initial reference value (the “base management fee”). The base management fee is calculated and paid on a quarterly basis. In the year ended December 31, 2020, the base management fee paid by BRELP to the Service Providers was $212,000,000. The Corporation reimburses BEP for its proportionate share of such fee. The Corporation’s proportionate share of the base management fee is calculated on the basis of the value of its business relative to that of BEP. For purposes of calculating the base management fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding BEP Units on a fully-diluted basis, preferred units and securities of the other Service Recipients (as defined in the Master Services Agreement) (including exchangeable shares) that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including the Corporation, exceed specified target levels as set forth in BRELP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.

The Service Recipients, including the Corporation, also reimburse the Service Providers for any out-of- pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The Service Providers perform functions for the Corporation that would make them NEOs of the Corporation. Brookfield, and not the Corporation, determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

The individuals listed below as Chief Executive Officer, Former Chief Executive Officer and Chief Financial Officer of the Service Providers performed functions similar to those of a chief executive officer and chief financial officer for the Corporation and the other individuals are the three next most highly paid executive officers of the Service Providers providing management services to the Corporation for the year ended December 31, 2020 (collectively, our “Named Executive Officers” or “NEOs”):

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Connor Teskey	33	11	8	Chief Executive Officer
Sachin Shah	44	22	18	Former Chief Executive Officer
Wyatt Hartley	40	15	11	Chief Financial Officer
Ruth Kent	47	22	7	Chief Operating Officer
Jennifer Mazin	47	22	7	General Counsel
F. Mitchell Davidson	58	25	3	Chief Executive Officer, U.S. Operations

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Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”), and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus on long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“BAM Class A Shares”).

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but tends to include a larger percentage of their total compensation in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive in terms of total compensation. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan (the “DSUP”), or restricted shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield Asset Management’s compensation committee (the “Compensation Committee”) grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire BAM Class A Shares, Restricted Shares or Escrowed Shares (each as described below).

The Corporation has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by the Corporation.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and the achievement of objectives that are set at the beginning of the year with Brookfield Asset Management’s Chief Executive Officer. These pertain, in part, to Brookfield Renewable’s performance, assessed in part by considering funds from operations (Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, noncash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-

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accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report on Form 20-F), capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. We include realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report on Form 20-F.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of BAM Class A Shares. The purpose of these arrangements is to align the interests of Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s and Brookfield Renewable’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. These compensation arrangements are intended to ensure that we are able to attract and retain executives and we believe that total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four long-term incentive plans in which NEOs of BEP and the Corporation participate. They are described below in more detail:

1.

Management Share Option Plan. The Management Share Option Plan (“MSOP”) governs the granting to executives of options to purchase BAM Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield Asset Management. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. The Compensation Committee has a specific written mandate to review and approve executive compensation. The Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers. The board of directors of Brookfield Asset Management must then give its final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for BAM Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.

Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a BAM Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the Compensation Committee. DSUs are issued based on the value of BAM Class A Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on BAM Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of BAM Class A Shares on the cessation of employment with Brookfield.

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3.

Restricted Stock Plans. Brookfield Asset Management has a Restricted Stock Plan and an escrowed stock plan (the “Escrowed Stock Plan”). These plans were established to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the BAM Class A Shares in the form of cash, unless otherwise elected. The Restricted Stock Plan is administered by the Compensation Committee. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by the board of directors of Brookfield Asset Management. Each Escrow Company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase BAM Class A Shares. Dividends paid to each Escrow Company on the BAM Class A Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The BAM Class A Shares acquired by an Escrow Company will not be voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for BAM Class A Shares issued from treasury of Brookfield Asset Management no more than 10 years, from the award date. The value of BAM Class A Shares issued to a holder on an exchange is equal to the increase in value of the BAM Class A Shares held by the applicable Escrow Company.

4.

Restricted Share Unit Plan. The Restricted Share Unit Plan (“RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a BAM Class A Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by the Compensation Committee. RSUs vest over five years. RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. RSUs are not adjusted for regular dividends paid on BAM Class A Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of BAM Class A Shares on the date employment with Brookfield ceases and the original RSU Allotment Price for such RSUs. In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2005.

On July 31, 2020, BEP and the Corporation completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which BEP and the Corporation acquired all the outstanding shares of Class A common stock of TerraForm Power (“TERP Shares”), other than the approximately 62% owned by BEP and its affiliates (the “TERP Transaction”). Pursuant to the TERP Transaction, any outstanding restricted stock unit awards (the “TERP RSUs”) granted to eligible directors, officers, employees, consultants or independent contractor (collectively, the “Participants”) of the TerraForm Power, Inc. 2018 Amended and Restated Long-Term Incentive Plan (the “TerraForm Plan”) were converted into time-based restricted stock units of the Corporation (the “Legacy TERP RSUs”). The Corporation assumed the TerraForm Plan only with respect to those TERP RSUs that were issued and outstanding immediately prior to the completion of the TERP Transaction. The Legacy TERP RSUs are subject to substantially the same terms and conditions as were applicable to the TERP RSUs (except that the form of payment upon vesting will be in exchangeable shares). As at December 31, 2020, 168,655 Legacy TERP RSUs were outstanding, representing less than 1% of the issued and outstanding exchangeable shares as at that date. No additional awards may be issued under the TerraForm Plan other than those in respect of currently outstanding Legacy TERP RSUs. The TerraForm Plan is administered by the Board.

Legacy TERP RSUs are awards denominated in exchangeable shares that represent an unfunded and unsecured promise to deliver cash, exchangeable shares, other securities, other awards or other property upon the lapse of restrictions applicable thereto. Each Legacy TERP RSU is granted with respect to one exchangeable share or has a value equal to the fair market value of one exchangeable share. Legacy TERP RSUs are not actual exchangeable shares and do not therefore contain any voting or distribution rights or other shareholder rights, although the applicable grant agreement may provide that any ordinary distributions on the exchangeable shares underlying the Legacy TERP

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RSUs will be distributed to Participants in the form of distribution equivalent payments or are deemed reinvested in additional Legacy TERP RSUs that are subject to vesting conditions, which vesting conditions may be the same as those applicable to the underlying Legacy TERP RSUs. Each Participant’s grant agreement sets forth the terms and conditions related to treatment of the Legacy TERP RSUs in the event of the Participant’s termination of continuous service. In general, except to the extent otherwise provided by the Board or in the Participant’s grant agreement, Participants may not transfer Legacy TERP RSUs, except by will or the laws of descent and distribution. In response to unusual or non-recurring events, including a change of control, or changes in applicable laws affecting the Corporation or its affiliates, the Board is authorized to make certain adjustments in the terms and conditions of Legacy TERP RSUs in its discretion. These adjustments may include: (i) providing for a substitution or assumption of Legacy TERP RSUs; (ii) accelerating the exercisability of, lapse of restrictions on, or termination of, Legacy TERP RSUs; or (iii) providing for a cash payment to the holder of a Legacy TERP RSU in consideration for the cancellation of such award.

Subject to any government regulation, the TerraForm Plan may be amended, modified or terminated by the Board without the approval of the Corporation’s shareholders, except where shareholder approval is required by law. No modification, amendment or termination that is materially adverse to a Participant will be effective without the consent of the affected Participant, unless required by applicable law. No termination, suspension or modification of the TerraForm Plan may materially and adversely affect any right acquired by any Participant under an award granted before the date of termination, suspension or modification, unless otherwise provided in a grant agreement or otherwise or required as a matter of law. The Board may amend the TerraForm Plan in any respect deemed necessary or advisable to comply with Section 409A of the Internal Revenue Code of 1986, as amended. The Board may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Legacy TERP RSU previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the applicable grant agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any Participant to any Legacy TERP RSU previously granted will not to that extent be effective without the consent of the affected Participant.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (a) (c)
Equity compensation plans approved by securityholders	—	—	—
Equity compensation plans not approved by securityholders	168,655	n/a	—
Total	168,655	—	—

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2020:

•

In March 2020, Brookfield Renewable and its subsidiary TerraForm Power entered into a definitive merger agreement to acquire all of the TERP Shares in excess of the approximate 62% interest held by Brookfield Renewable.

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•

In July 2020, Brookfield Renewable completed the special distribution of exchangeable shares to existing holders of BEP Units. BEP unitholders received one exchangeable share for every four BEP Units pursuant to the special distribution.

•

In July 2020, Brookfield Renewable completed the acquisition of the outstanding TERP Shares other than the approximately 62% of TERP Shares owned by Brookfield Renewable. Each TERP Share (other than TERP Shares owned by BEP and its affiliates) was acquired for either 0.47625 of an exchangeable share or 0.47625 of an BEP Unit, at the election of holders of TERP Shares.

•

In October 2020, our subsidiary TerraForm Power completed the sale of a gross 49.9% equity interest in a 836 MW wind portfolio in the United States for total proceeds of approximately $315 million (approximately $169 million net to Brookfield Renewable). TerraForm Power sold a 40% interest in the portfolio alongside a minority investor who sold their entire 9.9% interest.

•

In November 2020, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1,200 MW advanced solar development project in Brazil for approximately $50 million. The project is targeted for completion in early 2023.

•

In December 2020, Brookfield Renewable, together with its institutional partners, entered into a binding agreement to acquire an 845 MW portfolio of wind projects in the State of Oregon for approximately $700 million. The transaction closed in the first half of 2021.

•

In addition to the above, Brookfield Renewable continues to advance the construction of various projects in its development pipeline. BEP’s business continued to perform well with all of its operating businesses delivering on asset availability, development and margin maximization targets.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. The Corporation is not responsible for determining or paying their compensation. The following table presents the compensation for the NEOs for the period from January 1, 2020 to December 31, 2020 and for the previous two years. Mr. Teskey is remunerated in Pounds Sterling. Mr. Shah, Mr. Hartley and Ms. Mazin are remunerated in Canadian dollars. Mr. Davidson is remunerated in U.S. dollars. Ms. Kent is remunerated in Euros. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar, Euro and British Pound Sterling compensation amounts listed in the Summary Compensation Table have been converted to U.S. dollars at the average Bloomberg mid-market exchange rates for 2020 of C$1.00 = $0.7464, €1.00 = $1.142 and £1.00 = $1.2838, respectively, unless otherwise indicated.

			Non-equity Incentive Plan Compensation	Share-base Awards			Options- based Awards
		Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (a)	Restricted Shares (a)(b)	Escrowed Shares(c)	Options (d)	Pension Value	All Other Compensation (e)	Total Annual Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)	($)
Connor Teskey Chief Executive Officer of the Service Provider	2020	706,090	706,090	—	—	3,485,000	697,000	—	50,688	5,644,868
	2019	706,090	320,950	—	—	3,800,000	3,506,479	—	2,345,856	10,679,375
	2018	320,950	178,127	—	—	—	1,174,261	—	16,461	1,689,799

Sachin Shah Former Chief Executive Officer of the Service Provider	2020	522,480	522,480	—	—	4,182,000	—	—	30,340	5,257,300
	2019	447,840	223,920	223,920	—	12,134,000	—	—	27,965	13,057,645
	2018	447,840	—	447,840	—	2,870,000	—	—	24,112	3,789,792

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			Non-equity Incentive Plan Compensation	Share-base Awards			Options- based Awards
		Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (a)	Restricted Shares (a)(b)	Escrowed Shares(c)	Options (d)	Pension Value	All Other Compensation (e)	Total Annual Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)	($)
Wyatt Hartley Chief Financial Officer of the Service Provider	2020	317,220	317,220	—	746,400	—	686,545	—	20,651	2,088,036
	2019	246,312	246,312	—	—	—	196,435	—	17,522	706,580
	2018	223,920	167,940	—	—	—	105,042	—	15,680	512,582

Ruth Kent Chief Operating Officer of the Service Provider	2020	376,860	376,860	—	—	—	71,791	88,152	19,340	933,003
	2019	325,470	325,470	—	—	—	45,082	215,168	20,296	931,485
	2018	268,370	268,370	—	—	—	37,454	182,019	19,811	776,024

Jennifer Mazin General Counsel of the Service Provider	2020	399,324	399,324	—	—	—	278,826	—	24,345	1,101,819
	2019	391,860	117,558	—	274,302	—	297,642	—	24,209	1,105,571
	2018	335,880	201,528	—	134,352	—	82,369	—	20,718	774,847

F. Mitchell Davidson Chief Executive Officer, U.S. Operations	2020	600,000	600,000	—	—	—	137,309	—	41,047	1,378,356
	2019	600,000	600,000	—	—	—	107,822	—	19,802	1,327,624
	2018	600,000	600,000	—	—	—	112,361	—	12,578	1,324,939

Notes

(a)	Some of the NEOs have elected to reinvest a portion of their annual cash bonus in Brookfield and receive it in share-based awards (DSUs or Restricted Shares).
(b)

The Restricted Share award in the row for 2020 was awarded to Mr. Hartley effective on February 22, 2021. The value in this row reflects the value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = $0.7464. The number of Restricted Shares awarded was based on a price of $43.4264, the volume-weighted average price of the BAM Class A Shares on the NYSE for the five days preceding the award date.

(c)

The amounts for 2020 reflect the annual grants of Escrowed Shares for Mr. Shah and Mr. Teskey. The value awarded under the Escrowed Stock Plan for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

(d)

The amounts for 2020 reflect annual grants of options to our NEOs awarded on February 22, 2021. The value awarded under the MSOP for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period. The amounts for Mr. Teskey and Ms. Mazin also include values of carried interests awarded to Mr. Teskey in 2019 and Ms. Mazin in 2019 and 2020 which were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on December 13, 2019 and February 22, 2021.

(e)

These amounts include annual retirement savings contributions, participation in a group benefits program, and vehicle benefits. These amounts also include advance payments made to Mr. Teskey in 2019 under the carried interest plans for Brookfield Capital Partners IV.

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Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards

The following table shows the options, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2020. These values do not include awards made to the NEOs in 2021 in respect of 2020. No RSUs have been awarded since 2005 and the Corporation’s NEOs do not hold any RSUs.

Option Based Awards and Share-Based Awards at December 31, 2020

			Share-Based Awards
	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised Options(a) ($)	Number of Unvested RS(b) ($)	Market Value of Unvested RS(b) ($)	Market Value of Vested RS(b) ($)	Number of Unvested ES (#)	Market Value of Unvested ES(c) ($)	Market Value of Vested ES(c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(d) ($)	Market Value of Vested DSUs(d) ($)
Connor Teskey	1,160,380	7,457,651	—	—	—	750,000	4,127,850	—	—	—	—
Sachin Shah	—	—	—	—	—	4,110,000	34,452,006	26,822,754	—	—	10,470,610
Wyatt Hartley	145,875	1,705,034	—	—	—	—	—	—	—	—	—
Ruth Kent	38,624	412,274	—	—	—	—	—	—	—	—	—
Jennifer Mazin	260,662	3,990,463	2,285	94,423	694,959	—	—	—	—	—	105,389
F. Mitchell Davidson	48,824	346,084	—	—	—	—	—	—	—	—	—

Notes

(a)

The market value of the options is the amount by which the value of the BAM Class A Shares at the date shown exceeded the exercise price of the options. All values are calculated using the closing price of a BAM Class A Share on December 31, 2020 on the TSX and on the NYSE, as applicable. The closing price of a BAM Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = $0.7853) and $41.27 on the NYSE, as applicable.

(b)

The market value is calculated as the number of Restricted Shares multiplied by the closing price of a BAM Class A Share on December 31, 2020. The closing price of a BAM Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00= $0.7853) and on the NYSE on December 31, 2020 was $41.27. The TSX or NYSE closing price on December 31, 2020 is used according to the currency in which the Restricted Shares were originally awarded.

(c)	The value of the Escrowed Shares is equal to the value of the BAM Class A Shares held by the Escrow Company less the net liabilities and preferred share obligations of the Escrow Company.
(d)

The market value is calculated as the number of vested DSUs multiplied by the closing price of a BAM Class A Share on December 31, 2020. The closing price of a BAM Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = $0.7853) and on the NYSE on December 31, 2020 was $41.27. The TSX or NYSE closing price on December 31, 2020 is used according to the currency in which the DSUs were originally awarded.

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Incentive Plan Awards - Outstanding Option Based Awards and Restricted Share Units

The following table shows the details of each option and RSU outstanding at December 31, 2020. These values do not include awards made to the NEOs in 2021, in respect of 2020. No RSUs have been awarded since 2005.

Outstanding Option Based Awards and Restricted Share Units at December 31, 2020

	Option-based Awards				Restricted Share Units (RSUs)
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)	Number of Securities Underlying RSUs (#)	Issuance price ($)	Market value of outstanding RSUs ($)
Connor Teskey	1,968	16.809	February 25, 2023	48,139	—	—	—
	2,250	17.8445	February 24, 2024	52,707	—	—	—
	2,250	24.2162	February 23, 2025	38,371	—	—	—
	11,250	24.2162	February 23, 2025	191,855	—	—	—
	2,775	22.50	November 22, 2025	52,087	—	—	—
	7,500	20.3906	February 22, 2026	156,596	—	—	—
	1,200	20.3906	February 22, 2026	25,055	—	—	—
	45,000	24.5881	February 16, 2027	750,686	—	—	—
	13,500	24.5881	February 16, 2027	225,206	—	—	—
	10,350	26.9262	February 25, 2028	148,458	—	—	—
	150,000	26.9262	February 25, 2028	2,151,570	—	—	—
	306,862	29.4832	February 25, 2029	3,616,921	—	—	—
	605,475	45.2129	February 24, 2030	0	—	—	—

	1,160,380			7,457,651

Sachin Shah	—	—	—	—	—	—	—
Wyatt Hartley	15,750	24.2162	February 23, 2025	268,597	—	—	—
	15,000	22.50	November 22, 2025	281,550	—	—	—
	1,800	20.3906	February 22, 2026	37,583	—	—	—
	22,800	24.5881	February 16, 2027	380,347	—	—	—
	24,150	26.9262	February 25, 2028	346,403	—	—	—
	27,450	29.4832	February 25, 2029	323,548	—	—	—
	25,500	38.6423	December 13, 2029	67,006	—	—	—
	13,425	45.2129	February 24, 2030	0	—	—	—

	145,875			1,705,034

Ruth Kent	20,700	26.9262	February 25, 2028	296,917	—	—	—
	9,787	29.4832	February 25, 2029	115,357	—	—	—
	8,137	45.2129	February 24, 2030	0

	38,624			412,274

Jennifer Mazin	6,750	24.2162	February 23, 2025	115,113	—	—	—
	13,950	22.50	November 22, 2025	261,842	—	—	—
	34,125	20.3906	February 22, 2026	712,510	—	—	—
	79,500	24.5881	February 16, 2027	1,326,211	—	—	—
	51,750	26.9262	February 25, 2028	742,292	—	—	—
	37,500	26.9262	February 25, 2028	537,893	—	—	—
	21,525	29.4832	February 25, 2029	253,711	—	—	—
	15,562	38.6423	December 13, 2029	40,892	—	—	—

	260,662			3,990,463

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F. Mitchell Davidson	29,362	29.4832	February 25, 2029	346,084	—	—	—
	19,462	45.2129	February 24, 2030	0	—	—	—

	48,824			346,084

Note

(a)

The market value of the options is the amount by which the value of the BAM Class A Shares at the date shown exceeded the exercise price of the options. All values are calculated using the closing price of a BAM Class A Share on December 31, 2020 on the TSX and on the NYSE, as applicable. The closing price of a BAM Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = $0.7853) and $41.27 on the NYSE, as applicable.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of all option, share-based awards, and non-equity plan compensation which vested during 2020.

	Value Vested During 2020(a)				Non-equity incentive plan compensation – Value earned during the year ($)
Named Executive Officer	Options(b) ($)	DSUs(c) ($)	Restricted Shares(d) ($)	Escrowed Shares ($)
Connor Teskey	1,644,966	—	—	—	706,090
Sachin Shah	—	219,255	—	15,194,972	522,480
Wyatt Hartley	379,726	—	—	—	317,220
Ruth Kent	89,405	—	—	—	376,860
Jennifer Mazin	1,123,344	—	161,652	—	399,324
F. Mitchell Davidson	76,389	—	—	—	600,000

Notes

(a)

All values are calculated using the closing price of a BAM Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2020 of C$1.00 = $0.7464.

(b)	Values represent the amount by which the value of BAM Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2020, including DSUs awarded on February 24, 2020 in lieu of the Cash Bonus related to performance in 2019.
(d)	Values in this column represent the value of Restricted Shares vested in 2020, including Restricted Shares awarded on February 24, 2020 in lieu of the Cash Bonus related to performance in 2019.

Pension and Retirement Benefits

With the exception of Ruth Kent, BEP’s NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Ruth Kent participates in a defined benefit pension plan sponsored by Brookfield Renewable Ireland Holdings Limited. The defined benefit pension plan provides employees, upon their normal retirement age of 65 years (or at any age between 60 and 65), a gratuity at the point of retirement and a pension payable for the retiree’s life. Pensionable remuneration is salary at the date of retirement (averaged over 3 years if there is a change in grade) plus pensionable allowances averaged over any 3 consecutive years of the last 10 years. An additional amount of gratuity and pension is also provided from the plan reflecting the excess of Brookfield salary growth over the statutory revaluation applicable on an employee’s retained entitlements under the Bord Gáis Eireann (“BGE”) Superannuation scheme earned prior to joining Brookfield. Ms. Kent has participated in the defined benefit pension plan since July 1, 2014 and ceased accruing benefits under the plan effective December 31, 2020 with the closure of the pension scheme to future accrual at that date. She had 6.42 years of prior service in the BGE scheme when she was hired in Brookfield Renewable as part of the acquisition of the Bord Gáis wind energy business.

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Mr. Teskey participates in the Brookfield Group Personal Pension Plan. He also participates in the Brookfield Pension Cash Allowance Scheme in place within Brookfield in the U.K. Under these combined schemes, participating employees contribute 1.5% of base salary to the pension scheme on a salary exchange basis. Participating employees also receive an employer pension contribution of 7.5% of base salary, converted and paid as a pension cash allowance.

The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 4.5% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Mr. Davidson participates in a 401 (k) savings plan. Through the 401(k)-company matching contribution program, participants will receive an amount equal to two times their contributions, up to a maximum of 2.5% of their eligible pay, subject to limits set by the Internal Revenue Service.

The following table provides information on Ruth Kent’s participation in the defined benefit pension plan:

Annual benefits payable
Name	Number of years credited service at December 31, 2020	At December 31, 2020	At age 62.5	Opening present value of defined benefit obligation at December 31, 2019	Compensatory change	Non- compensatory change	Closing present value of defined benefit obligation at December 31, 2020
	(#)	($)	($)	($)	($)	($)	($)
Ruth Kent	6.5	Pension: 46,711	Pension: 46,711	856,863	88,152	72,174	1,017,190

		One-time gratuity: 147,630	One-time gratuity: 147,630

Notes

Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2020 of €1.00 = $1.142.

Key Assumptions:

Discount Rate:	1.40% per annum as of December 31, 2020, and 1.75% per annum as of December 31, 2019.

Pension Increases:	0% per annum as of December 31, 2020 and December 31, 2019.

Mortality Table:	Standard actuarial assumptions regarding expected average mortality rates within specific segments of the general population.

Normal Retirement Age:	62.5

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield Asset Management’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Providers for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

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Part Six – Other Information

Indebtedness of Directors, Officers and Employees

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the Corporation or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation, the Service Providers or any of their respective subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the Corporation.

Audit Committee

Additional information about the Audit Committee required by Part 5 of National Instrument 52-110 – Audit Committees can be found under Item 6.C of our Annual Report on Form 20-F under the heading “BEPC Audit Committee,” which is filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. The Audit Committee charter is also attached as Appendix B to this Circular.

Related Party Transactions

Brookfield Asset Management is a leading global alternative asset manager with over $600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield Asset Management owns and operates long-life assets and businesses, many of which form the backbone of the global economy. The business address of Brookfield Asset Management is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3.

The Corporation is an affiliate of Brookfield Asset Management. The Corporation has entered into a number of agreements and arrangements with Brookfield Asset Management in order to enable it to be established as a separate entity and to pursue its vision of being a leading owner and operator of high-quality renewable power assets. While the Corporation believes that this ongoing relationship with Brookfield Asset Management provides it with a strong competitive advantage as well as access to opportunities that would otherwise not be available to it, the Corporation and the partnership operate as an independent, stand-alone business unit. Please refer to the information contained in our Annual Report on Form 20-F under Item 7.B “Related Party Transactions”, Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results—Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices”, Item 7.A “Major Shareholders” and Note 26 to our audited consolidated financial statements for the year ended December 31, 2020 for a description of these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from the Corporation’s relationship with Brookfield Asset Management.

TERP Transaction

On July 31, 2020, BEP and the Corporation completed the TERP Transaction. Pursuant to the TERP Transaction, each TERP Share (other than TERP Shares owned by BEP and its affiliates) was acquired for either 0.47625 of an exchangeable share or 0.47625 of a BEP Unit, at the election of holders of TERP Shares. Upon closing of the TERP Transaction, BEP issued an aggregate of 4,034,469 BEP Units and the Corporation issued an aggregate of 37,035,241 exchangeable shares to holders of TERP Shares.

Prior to the TERP Transaction, approximately 47% of the TERP Shares were controlled by Brookfield Asset Management on behalf of itself and its institutional partners, including an approximate 14% economic interest in TerraForm Power on behalf of BEP.

The TERP Shares controlled by Brookfield Asset Management were not acquired in the TERP Transaction. TerraForm Power is now controlled as to 47% by Brookfield Asset Management and as to 53% by BEP (including through its

2021 MANAGEMENT INFORMATION CIRCULAR / 41

ownership in the Corporation), and BEP holds an indirect 67% economic interest. Concurrent with closing of the TERP Transaction (i) an indirect subsidiary of Brookfield Asset Management entered into a voting agreement with the Corporation, giving the Corporation voting control over the TERP Shares controlled by Brookfield Asset Management, and (ii) BEP and BRELP entered into a voting agreement with the Corporation, giving the Corporation voting control over the TERP Shares controlled by BEP. As a result, the Corporation (and therefore BEP) controls TerraForm Power and intends to consolidate it from an accounting point of view.

Please refer to “History and Development of Our Business” in Item 4.A of our Annual Report on Form 20-F and the material change report filed on the Corporation’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar on August 5, 2020 for additional information in respect of the TERP Transaction.

Management Contracts

The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide Brookfield Renewable with management services under the Master Services Agreement. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Providers, BEP pays an annual base management fee of $20 million (adjusted annually for inflation at an inflation factor based on the year-over-year United States consumer price index) to the Service Providers. The base management fee is calculated and paid on a quarterly basis. In the year ended December 31, 2020, the base management fee paid by BRELP to the Service Providers was $212,000,000. The Corporation reimburses BEP for its proportionate share of such fee. The Corporation’s proportionate share of the base management fee is calculated on the basis of the value of its business relative to that of BEP. For purposes of calculating the base management fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding BEP Units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including exchangeable shares) that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including the Corporation, exceed specified target levels as set forth in BRELP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution. See “The Master Services Agreement” on pages 115-119 of our Annual Report on Form 20-F for further information on the Master Services Agreement.

Normal Course Issuer Bid

The Corporation may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In December 2020, the TSX accepted a notice of the Corporation’s intention to commence a normal course issuer bid for the exchangeable shares, which permits the Corporation to repurchase up to 8,609,220 of its issued and outstanding exchangeable shares for a one-year period. The price to be paid for the exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. Repurchases under the normal course issuer bid were authorized to commence on December 16, 2020 and the normal course issuer bid will terminate on December 15, 2021, or earlier should the Corporation complete its repurchases prior to such date. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by the Corporation, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2020, the Corporation made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and our Annual Financial Statements and MD&A. Upon request to the Corporate Secretary of the Corporation, the Corporation will also provide any person or company our annual financial statements and/or the interim financial statements and related management’s discussion and analysis (“MD&A”) for periods subsequent to

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the end of its fiscal year. Financial information on the Corporation is provided in its financial statements and MD&A. Requests for our annual and interim financial statements and MD&A can be made to the Corporation by telephone at 1-833-236-0278, or by email at enquiries@brookfieldrenewable.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bep.brookfield.com/bepc, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated May 10, 2021.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

/s/ Jennifer Mazin

Jennifer Mazin

Managing Partner, General Counsel

Brookfield Renewable Corporation

May 10, 2021

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Appendix A – Charter of the Board

Mandate of the Board of Directors

BROOKFIELD RENEWABLE CORPORATION

BOARD OF DIRECTORS CHARTER

May 2021

1.	Purpose of the Corporation

Brookfield Renewable Corporation (the “Corporation”) and its related entities have been established by Brookfield Renewable Partners L.P. (“BEP”) to among other things, issue securities (the “Exchangeable Subordinate Voting Shares”) that provide an economic return equivalent to limited partnership units of BEP. In furtherance of the foregoing, the Corporation will (i) establish, acquire and/or hold interests in certain operating subsidiaries (collectively, the “Operating Entities”), (ii) engage in any activity related to the capitalization and financing of the Corporation’s interest in the Operating Entities, and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that lawfully may be conducted by a corporation incorporated under the Business Corporations Act (British Columbia) and the Corporation’s constating documents, provided that as long as any Exchangeable Subordinate Voting Share is listed and traded on a stock exchange in Canada, the Corporation shall not engage in an activity referred to in (ii) or (iii) to the extent such activity may disqualify the Corporation from being considered a “mutual fund corporation” for purposes of the Income Tax Act (Canada).

2.	Role of the Board

The role of the board of directors (the “Board”) of the Corporation is to oversee, directly and through its committees, the business and affairs of the Corporation. The board’s role includes:

(A)

supervising the affiliates of Brookfield Asset Management Inc. (“BAM”) that are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement among the Corporation, BEP, the Service Providers, Brookfield Renewable Energy L.P. and others, as amended from time to time (the “Master Services Agreement”);

(B)	capitalizing and financing the Corporation’s interests in the Operating Entities; and

(C)	overseeing the activities of the Corporation.

3.	Authority and Responsibilities

The Board meets regularly to review reports by the Service Providers on the Corporation’s performance. Because the Corporation is intimately connected to BEP and its subsidiaries (the “BEP Group”), the Board will also be informed of the performance, risks and business operations of the BEP Group. In addition to the general supervision of the provision of services by the Service Providers, the Board performs the following functions:

(A)	risk assessment – assessing the major risks facing the Corporation and its subsidiaries and reviewing, approving and monitoring the manner of addressing those risks;

(B)

communications and disclosure policy – adopting a communications and disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(C)	environmental, social and governance – reviewing the Corporation’s approach to environmental, social, and governance matters;

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(D)	corporate governance – developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

(E)

internal controls – reviewing and monitoring the controls and procedures within the Corporation and its subsidiaries to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

(F)

maintaining integrity – on an ongoing basis, satisfying itself that the chief executive officer and other executive officers of the Service Providers create a culture of integrity throughout the organization, including compliance with BEP’s Code of Business Conduct and Ethics and its anti-bribery and anti-corruption policies.

4.	Composition and Procedures

(A)

Size of Board and Selection Process – The directors of the Corporation are elected by its shareholders from time to time. The Nominating and Governance Committee recommends to the full Board the nominees for election to the Board and the Board proposes to its shareholders a slate of nominees for election, the number of which is subject to limits in its articles. The Nominating and Governance Committee also recommends the number of directors from time to time. The Board of the Corporation is expected to mirror the board of directors of the general partner of BEP, except that the Corporation will add one additional non-overlapping board member.

(B)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. At least three directors and at least a majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. If the Chair of the Board is not independent, there shall be a lead independent director (“Lead Independent Director”) of the Board selected by the Board on the recommendation of the Nominating and Governance Committee.

(C)

Director Education and Orientation – The Corporation’s Service Provider is responsible for providing an orientation program for new directors of the Corporation and director roles and responsibilities. In addition, directors will, as required, receive continuing education about the Corporation to maintain a current understanding of the Corporation’s business and operations.

(D)

Meetings – The Board holds at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with the Service Providers. Materials for each meeting are distributed to the directors in advance of the meetings. If the Chair of the Board is absent from a meeting, the other directors shall select a director from those in attendance to act as chair of the meeting. The directors shall appoint a secretary to be the secretary of all meetings and to maintain minutes of all meetings and deliberations of the Board. At the conclusion of each regularly scheduled meeting, the independent directors meet separately. The Lead Independent Director chairs these in-camera sessions.

(E)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit and Nominating and Governance. Special committees may be established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(F)

Evaluation – The Nominating and Governance Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this evaluation. In addition, each committee assesses its own performance annually.

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(G)

Compensation – The Nominating and Governance Committee recommends to the Board the compensation for directors. In reviewing the adequacy and form of compensation for directors, the Nominating and Governance Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation.

(H)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(I)

Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, conflicts of interest, security ownership and resignation events. Among other things, the Charter of Expectations outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This Charter of the Board was reviewed and approved by the Board on May 3, 2021.

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Appendix B – Charter of the Audit Committee

BROOKFIELD RENEWABLE CORPORATION

AUDIT COMMITTEE CHARTER

May 2021

A committee of the board of directors (the “Board”) of Brookfield Renewable Corporation (the “Corporation”), to be known as the Audit Committee (the “Committee”), shall have the following terms of reference:

1.	Membership and Chair

Annually the Board shall appoint three or more directors (the “Members” and each a “Member”) to serve on the Committee for the upcoming year or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Nominating and Governance Committee of the Corporation (the “Nominating and Governance Committee”), but will be expected to be the same as the Audit Committee of the general partner of Brookfield Renewable Partners L.P. Any Member may be removed, with or without cause, from office or replaced at any time by the Board. All Members will be Independent (as defined below). Members must disclose any form of association they have with a current or former external or internal auditors of the Corporation, any other member of the BAM Group or any member of the BEP Group to the Nominating and Governance Committee for a determination as to whether this association affects the Member’s status as an Independent Member. In addition, every Member will be Financially Literate (as defined below) and at least one Member will be an Audit Committee Financial Expert (as defined below). Members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Board fails to appoint a Chair, the Members of the Committee shall elect a Member to act as Chair by majority vote to serve at the pleasure of the majority. If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.

2.	Responsibilities

The Committee shall:

(a)	Auditor

(A)

oversee the work of the Corporation’s independent auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(B)

review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend the auditor to the Board for appointment or re-appointment by the Board;

(C)

have the sole authority to retain, compensate, direct, oversee and recommend to the Board to terminate the auditor and any counsel, other auditors and other advisors hired to assist the Committee, who shall ultimately be accountable to the Committee;

(D)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;

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(E)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(F)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(G)

at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation and any of its subsidiaries; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the applicable rules of professional conduct/code of ethics adopted by the order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the applicable securities legislation, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;

(H)	review and evaluate the lead partner of the auditor;

(I)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

(J)

meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and the Service Providers (as defined below) and between the auditor and the auditor’s national office;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of the Service Providers pursuant to the Master Services Agreement (as defined below);

(vi)	the auditor’s opinion of the competence and performance of any key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation, and all accounting adjustments that were noted or proposed by the auditor but were “passed” (as immaterial or otherwise);

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(ix)

all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with the Service Providers, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with the Service Providers and the Service Providers’ response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to applicable securities legislation;

(K)

annually review and approve the Audit and Non-Audit Services Policy (“Audit and Non-Audit Services Policy”) which sets forth the parameters by which the auditor can provide certain audit and non-audit services to the Corporation and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. The Committee, or a member(s) of the Committee duly delegated, reviews and approves all auditor requests to provide audit and non-audit services that are not pre-approved under the Audit and Non-Audit Policy or are in excess of the aggregate fee threshold for the amount of services that can be provided by the auditor. At each quarterly meeting of the Committee, the Committee ratifies all audit and non-audit services provided by the auditor to the Corporation and its subsidiaries for the then-ended quarter;

(L)	resolve any disagreements between the Service Providers and the auditor regarding financial reporting;

(b)	Financial Reporting

(A)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and

(v)

all other audited or unaudited financial information contained in public disclosure documents, including, without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(B)

review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(C)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

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(D)	review and monitor the effectiveness of and compliance with the Disclosure Policy of the Corporation;

(E)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Service Providers, BRP Energy Group L.P., during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(F)

review the effectiveness of the Corporation’s policies and practices concerning financial reporting, any proposed changes in major accounting policies and the appointment and replacement of the person(s) responsible for financial reporting and the internal audit function;

(G)

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(c)	Internal Audit; Controls and Procedures; Risk Management and Other

(A)

meet privately with the person(s) responsible for the Corporation’s internal audit function (which will be provided by the Service Providers) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(B)

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which will be provided by the Service Providers or may be outsourced to a firm other than the auditor) to confirm that it is independent and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person(s) in charge of the Corporation’s internal audit and review the significant reports prepared by the internal auditor and the responses provided. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

(C)

review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;

(D)	review periodically the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(E)

review the Corporation’s exposures to currency, interest rate, credit and market risks in relation to its capacity to bear risk, and the management of such risks (through hedges, swaps, other financial instruments and otherwise) and be satisfied that measures are in place for the review of such exposures and management of such risks affecting the entities into which the Corporation invests;

(F)

review the Corporation’s insurance coverage, deductible levels, reinsurance requirements, and various risk sharing protocols and be satisfied that measures are in place for the review of such risks affecting the entities into which the Corporation invests;

(G)	review systemic risks and other risk-related matters referred to the Committee, including those identified by the Corporation’s internal auditors, as they relate to the Corporation, and be satisfied

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that measures are in place for the review of such risks affecting the entities into which the Corporation invests;

(H)	review periodically the status of taxation matters of the Corporation;

(I)	set clear policies for hiring partners and employees and former partners and employees of the auditor;

(J)

review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, or which may otherwise adversely affect the financial well-being of the Corporation;

(K)	review periodically the Corporation’s susceptibility to fraud and oversee the Service Providers’ processes for identifying and managing the risks of fraud; and

(L)	consider other matters of a financial or risk management nature as directed by the Board.

3.	Reporting

The Committee will regularly report to the Board on:

(A)	the auditor’s qualifications and independence;

(B)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(C)	the performance of the Corporation’s internal audit function;

(D)	the adequacy of the Corporation’s internal controls and disclosure controls;

(E)

its recommendations regarding the annual and interim financial statements of the Corporation and, to the extent applicable, any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(F)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(G)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(H)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

4.	Complaints Procedure

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by the individuals engaged in the provision of services regarding such matters pursuant to the Master Services Agreement.

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5.	Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Nominating and Governance Committee together with any proposed amendments. The Nominating and Governance Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on Brookfield Renewable Partners L.P.’s website and the annual report of the Corporation will state that this Charter is available on the website or is available in print to any shareholder who requests a copy.

6.	Assessment

At least annually, the Nominating and Governance Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

7.	Access to Outside Advisors and Management

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with the Service Providers as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

8.	Meetings

Meetings of the Committee may be called by any Member or by the Secretary of the Corporation. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary (who may be the Secretary of the Corporation) to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board. Notice of meeting may be given orally or by letter, facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

In addition, the Committee shall meet at least annually with the person responsible for the internal audit function and the independent auditor in separate executive sessions to provide the opportunity for full and frank discussion without members of the Service Providers present.

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9.	Definitions

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“affiliate” of any person means any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Audit Committee Financial Expert” means a person who has the following attributes:

(A)	an understanding of generally accepted accounting principles and financial statements;

(B)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	an understanding of internal controls and procedures for financial reporting; and

(E)	an understanding of audit committee functions acquired through any one or more of the following;

(F)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(G)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(H)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(I)	other relevant experience.

“BAM” means Brookfield Asset Management Inc.

“BAM Group” means BAM and any affiliates of BAM, other than any member of the BEP Group or the BEPC Group.

“BEP Group” means Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and their direct and indirect subsidiaries, other than any member of the BEPC Group.

“BEPC Group” means the Corporation and its direct and indirect subsidiaries.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Independent” has the meaning based on the rules and guidelines of applicable stock exchanges and securities regulating authorities.

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“Master Services Agreement” means the master services agreement among the Corporation, Brookfield Renewable Partners L.P., the Service Providers, Brookfield Renewable Energy L.P. and others, as amended from time to time.

“Service Providers” means the affiliates of BAM that provide services pursuant to the Master Services Agreement or any other service agreement or arrangement that is contemplated by the Master Services Agreement.

This Charter of the Committee was reviewed and approved by the Board on May 3, 2021.

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